SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 001-31704

FNX MINING COMPANY INC. (Registrant's name)

55 University Avenue Suite 700 Toronto, Ontario M5J 2H7 Canada (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	_____	Form 40-F	__X___

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_____	No	__X___

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report
No	Description
1.	FNX Mining Reports Strong First Quarter 2006 Results
2.	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
3.	MANAGEMENT’S DISCUSSION AND ANALYSIS

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FNX MINING COMPANY INC.

Date: May 16, 2006	By:	/s/ Ronald P. Gagel
Ronald P. Gagel Vice President and CFO